SUPPLEMENT NO. 8 TO PROSPECTUS DATED MAY 1, 1997.

This supplement ("Supplement") to the Prospectus ("Prospectus") updates the Prospectus of West Coast Realty Investors, Inc. (the "Company") dated May 1, 1997. This Supplement is part of and must accompany the Prospectus. The date of this supplement is January 27, 1998.

This Supplement amends and supersedes the corresponding sections of the Prospectus, and Supplements 1, 2, 3, 4, 5, 6 and 7 to such prospectus; however, subject to the qualification above, the Prospectus continues to control the terms of the offering, and all provisions thereof not supplemented or amended hereby remain pertinent to the offering and are incorporated herein by reference. Accordingly, current subscribers and prospective investors should read both the Prospectus and this Supplement No. 8 very carefully. All capitalized items used in this Supplement have the same meaning ascribed to them in the Prospectus unless otherwise indicated herein.

 The following supplements the Cover Page and pages 1, 4, 8 ("Prior Experience in Raising Funds"), and 68 ("Plan of Distribution") of the Prospectus

As of January 27, 1998, the Company has sold 891,515 Shares ($8,898,952) in this offering.

The following supplement page 21 of the Prospectus ("Use of Initial Capital").

The Company intends to use the net proceeds of this offering, which will be not less than a minimum $6,136,000 as of January 27, 1998, and a maximum $13,300,000 for the purchase of Properties, for the payment of Acquisition Fees, and for the establishment of appropriate reserves. See "Estimated Use of Proceeds."

  The following supplements page 23("Dividends") and page 45 ("Liquidity and Capital Resources") of the Prospectus.
The Company waived a portion of its Advisory Fees from January 1, 1997 to December 31, 1997. The amount waived was $126,439. The effect of this was to increase Dividends approximately $.05 per Share for the year ended December 31, 1997.

 The following supplements the "Dividends" portion of INVESTMENT OBJECTIVES AND POLICIES section of the Prospectus, beginning on page 23, and continuing to page 24.

Dividends totaling $325,906  were paid on April 15, 1997, for shareholders of
record on January 1, February 1, and March 1, 1997.   Dividends totaling
$362,441 were paid on July 15, 1997 for shareholders of record on April 1, May 1, and June 1, 1997. Dividends totaling $383,474 were paid on October 15, 1997 for shareholders of record on July 1, August 1, and September 1, 1997. Dividends totaling $417,128 were paid on December 31, 1997 for shareholders of record on October 1, November 1, and December 1, 1997.

Approximately 51% of these dividends constituted a return of capital. The dividend payments are summarized below:

Record       Date          Per            Outstanding          Total
Date         Paid         Share             Shares             Dividend
------     --------      -------         ----------------    -------------
01/01/97    4/15/97      $0.0666          1,550,607          $ 103,270
02/01/97    4/15/97       0.0666          1,671,442            111,318
03/01/97    4/15/97       0.0666          1,671,442            111,318
04/01/97    7/15/97       0.0666          1,810,916            120,607
05/01/97    7/15/97       0.0666          1,815,579            120,917
06/01/97    7/15/97       0.0666          1,815,579            120,917
07/01/97   10/15/97       0.0666          1,815,579            120,917
08/01/97   10/15/97       0.0666          1,974,144            131,478
09/01/97   10/15/97       0.0666          1,968,144            131,078
10/01/97   12/31/97       0.0666          1,968,144            131,078
11/01/97   12/31/97       0.0666          2,147,523            143,025
12/01/97   12/31/97       0.0666          2,147,523            143,025

The following supplements or amends the "REAL PROPERTY INVESTMENTS " Section of the Prospectus, beginning on page 29.

OPTO-22 PROPERTY

   The existing lease on the OPTO-22 building expired on April 30, 1997. OPTO-22, the tenant, and Claremont School, the sub-tenant, both vacated the premises on September 10, 1997. West Coast Realty Investors, Inc. has settled with OPTO-22 for the amounts owed by OPTO-22 to West Coast Realty Investors, Inc. for rent and for deferred maintenance. OPTO-22 has paid the amounts owed to West Coast Realty Investors, Inc. in accordance with the terms and conditions of a Settlement Agreement dated October 31, 1997 and the parties have released one another from any further claims as provided in said agreement. The Company effectively was compensated for rental income through October 15, 1997. The Company also received $115,000 to be applied towards repair or various deferred maintenance items. These repair funds were approximately 60% expended as of January 20, 1998.

   The Company is currently attempting to locate a tenant to enter into a long-term lease for the Property. If its efforts are successful, the Company expects to spend an additional $200,000 to $300,000 in additional funds to meet the requirements of a tenant to refurnish the Property. The Company believes that the rental revenue it was receiving under the old OPTO-22 lease was 15% to 20% below current market rates; thus, if a new tenant can be positioned into the property, the Company could experience an increase in cash flow from the property. However, the Company may need to slightly decrease distributions to investors in the first and/or second quarters of 1998 due to the effective vacancy at the property since October 15, 1997.

The following supplements or amends the "REAL PROPERTY INVESTMENTS " Section of the Prospectus, beginning on page 31.


NORTH PALM STREET PROPERTY

On October 31, 1997, the Company ("Seller") sold the North Palm Street Property to a unrelated buyer. The sale was unsolicited and was partially contingent on the Seller utilizing the Internal Revenue Service Code Section S1031 to facilitate a tax free exchange. The total sales price was $2,515,860 in cash. The Seller paid the existing first deed of trust, which as of October 31, 1997 totaled $971,305. The Buyer agreed to contribute an additional $15,000 to pay the mortgage loan's early prepayment penalty.

The following supplements or amends the "REAL PROPERTY INVESTMENTS " Section of the Prospectus, beginning on page 40.

TYCOM PROPERTY

In June 1997, the Company negotiated the refinancing of an existing short term promissory note on the Tycom Property loan which was scheduled to mature on February 1, 1998. The terms of the new first deed of trust loan are as follows:

Lender:   Union Bank of California, N.A.
Loan Amount:   $2,312,500
Interest Rate: Variable Rate - margin is 1.9% over the 3 month LIBOR with right to convert after the first year. The conversion margin would be 1.9% over selected Treasury Rate for the selected loan term.
Loan Term:     Ten year term
Amortization:  Twenty-five years
Monthly Debt Service:  $17,469
Other:    Recourse is only to West Coast Realty Investors, Inc.;  The Company must maintain a minimum net worth of $5,000,000; loan fees and a majority of the administrative expenses are being paid by the former owner from whom the Company purchased the property.

ROSEVILLE PROPERTY

          On November 26, 1997, the Company acquired the investment described below (the "Roseville Property" or the "Property"). The funds to acquire the Roseville property resulted from the Section S1031 tax free exchange of the Brea property (as described above), plus additional proceeds resulting from the sale of the Company's Shares in the current offering. No debt financing was used in connection with the Roseville acquisition.

     Description. The Property is located at the corner of Stanford Ranch Road and Fairway Drive in Roseville, California. Roseville is a city of 59,700 residents (1997 Sacramento Area Council of Governments estimate) located in the Sacramento region of Northern California.

     The Property is located on a lot size of .87 acres (approximately 37,900 square feet). This site is part of a larger shopping center which includes well-known retailers such as Costco, Toys 'R Us, Shell Gasoline, Ross Dress For Less, and McDonald's Restaurants. The total lot size is approximately 8.66 acres (378,000 square feet). There are 61 parking spaces assigned to this site, with the Property also enjoying the use of hundreds of other parking spaces located within the larger shopping center. The building size totals 5,133 square feet.

     The sole tenant of the Property is Applebee's Restaurant. Applebee's is a well-known, national franchise of sit-down casual restaurants. This particular Applebee's was developed by, and acquired from, Christian Knox (an individual and unrelated third party), and the restaurant franchise is owned and operated by him in a sale-leaseback arrangement. Mr. Knox has seven Applebees and nine Burger King franchises, as evidence of his experience in this industry.

     The lease on the Property commenced upon the issuance of the Certificate of Occupancy in September 1997. The lease is a 20 year triple net lease, including provisions for collection of common area charges that are assessed by the shopping center owner. Lease payments are initially $14,333.33 per month ($172,000 per year) with rental increases scheduled every five years at the rate of 12 /%. Assuming the lease were to commence December 1, 1997, the lease payments on a calendar year basis are noted below:

          1997                               $  14,333
          1998-2001                            172,000
          2002                                 179,167
          2003-2006                            193,500
          2007                                 201,563
          2008-2011                            217,688
          2012                                 226,758
          2013-2016                            244,898
          2017 (through September 1)           163,266

     Mr. Knox has personally guaranteed the lease and has provided documentation demonstrating a personal net worth in excess of $10 million.

     Property Operations. The Roseville Property is managed by West Coast Realty Management, Inc. ("WCRM"), an affiliate of the Company. WCRM charges the Company 3% of the gross rents collected as a management fee for managing the Property, as allowed by the Property Management Agreement. Although the tenant is obligated to pay property taxes, property taxes in the first full year of operations is estimated to be $20,000 (approximately 1% of the sales price).

     Terms of Purchase. Total consideration paid by the Company for the Roseville property is $2,067,000. This cost includes the $1,950,000 sales price payable to the Seller/Operator, $12,500 in estimated legal, appraisal, and closing costs, and a $110,000 Acquisition Fee payable to the Advisor. In addition, $14,333 was received from the Seller/Operator as a security deposit. The sale was paid for from approximately $1,500,000 received from the disposition of the Brea property (as described above), with the balance (approximately $567,000) from the proceeds resulting from the sale of the Company's shares in the current offering.

     The purchase price was arrived at through arms-length negotiations with the Seller/Operator.

     General.   The computation of depreciation for the Roseville Property is based on the cost of the property, including Acquisition Fees and Expenses. The allocation of the cost of the Property to various asset categories is estimated, based on allocations in the appraisal report. Depreciation will be computed on a straight-line basis over the component useful life of the assets.

CORONA PROPERTY

   On December 31, 1997, the Company acquired the investment described below (the "Corona Property" or the "Property"). The funds to acquire the Corona Property resulted from proceeds received in connection with the sale of the Company's Shares in the current offering. No debt financing was used to acquire the Corona Property.

   Description.   The Corona Property is located at 363 American Circle, Corona in the Riverside County section of Southern California. The Property is located near the 91 Freeway and the Maple Street exit. There is easy access to the freeway and surrounding areas. The Property is in the middle of an industrial and warehouse/development area. There is a mixture of light industrial manufacturing, office, industrial, and research/development space in the immediate area.

  The Property is located on a lot size of 77,101 square feet. The Property is a two-story warehouse/industrial building containing approximately 37,330 square feet. The construction involves concrete footings, foundation and slab, with a flat tar/gavel roof. Parking is adequate and within applicable building codes, with some parking available in the Building's basement. The Building is eight years old

   The sole tenant of the Property is American National Manufacturing, Inc, which began its lease on June 1, 1997. This company manufactures foundation or convertible beds, and contract manufacturing of beds of all types. This triple net lease expires May 31, 2002, with a five year option to renew. The current scheduled rent per month is as follows:

     January 1, 1998 - May 31, 1998           $14,932
     June 1, 1998 - May 31, 1999               15,679
     June 1, 1999 - May 31, 2000               16,425
     June 1, 2000 - May 31, 2001               17,172
     June 1, 2001 - May 31, 2002               17,918

     The Property was acquired from an unrelated third party, American Circle Limited, A California Limited Partnership (the "Seller").

    Property Operations. The Corona Property is managed by West Coast Realty Management, Inc. ("WCRM"), an affiliate of the Company. WCRM charges the Company 3% of the gross rents collected as a management fee for managing the Property, as allowed by the Property Management Agreement. Although the tenant is obligated to pay property taxes, property taxes in the first full year of operations is estimated to be approximately $19,000 (approximately 1% of the sales price).

   Terms of Purchase. Total consideration paid by the Company for the Corona Property was $1,908,000. This cost includes the $1,800,000 sales price payable to the Seller, approximately $20,000 in legal, appraisal, and closing costs, and an $98,000 acquisition fee payable to the Advisor. In addition, $92,000 was received from the Seller in the transfer of prepaid rents. The sale was paid for from the proceeds resulting from the sale of the Company's shares in the current offering.

   The purchase price was arrived at through an arms-length negotiation with the Seller. The total cost of $51.11 per square foot is near the average of recent sales in the area for similar properties. Four sales were surveyed and the price per square foot ranged from $48.00 to $57.37, with the weighted square foot average being $51.42. Considering the state of the recovering economy in the area and the long term lease in place with a relatively stable and desirable tenant, the price paid for the Property is considered reasonable.

   General. The computation of depreciation for the Corona Property is based on the cost of the property, including Acquisition Fees and Expenses. The allocation of the cost of the Property to various asset categories is estimated, based on allocations in the appraisal report. Depreciation will be computed on a straight-line basis over the component useful life of the assets.

LAUFEN TILE DISTRIBUTION CENTER

    On January 14, 1998, the Company acquired the investment described below (the "Laufen Property" or the "Property"). The funds to acquire the Laufen Property resulted from proceeds received in connection with the sale of the Company's Shares in the current offering. No debt financing was used to acquire the Laufen Property.

   Description.   The Laufen Property is located at 9970 and 9980 Horn Road,
Sacramento in the Rancho Cordova section of Sacramento, which is located in Northern California. The Property is located near the U.S. 50 (El Dorado) Freeway and is also near the Interstate 80 Freeway. There is easy access to the freeways and surrounding areas. The Property is located in an industrial area which has recently been under strong demand by businesses in the area.

  The property is located on a lot size of 151,153 square feet, which consists of two contiguous parcels. The Property contains two separate, one-story 24,000 square foot buildings, with a total of 48,000 square feet. The construction involves concrete footings, foundation and slab, with a flat tar/gavel roof. There are 38 parking spaces on the site. The Buildings were originally constructed in 1976.

   The sole tenant of the property is Laufen International, Inc. The Company is a floor tile manufacturer with North American headquarters locate din Tulsa, Oklahoma. Laufen is owned by a parent company located in Germany. Laufen has been occupying the property since 1987. Under the provisions of the lease in place when the Company acquired the property, the following are the minimum rental rates in place:

     January 1, 1998 - January 31, 1998      $ 17,242
     February 1, 1998 - January 31, 1999       18,391
     February 1, 1999 - January 31, 2000       18,502
     February 1, 2000 - January 31, 2001       19,570
     February 1, 2001 - January 31, 2002       20,265
     February 1, 2002 - January 31, 2003       21,188

   The lease is substantially a triple-net lease, with the tenant responsible for reimbursing the Company for 91.67% of the property taxes, insurance and common area costs that are incurred in connection with the ownership of the Property.

   The Property was acquired from an unrelated third party, the Huarte Family Trust (the "Seller").

    Property Operations. The Laufen Property is managed by West Coast Realty Management, Inc. ("WCRM"), an affiliate of the Company. WCRM charges the Company 3% of the gross rents collected as a management fee for managing the Property, as allowed by the Property Management Agreement. Although the tenant is obligated to pay property taxes, property taxes in the first full year of operations is estimated to be approximately $21,000 (approximately 1% of the sales price).

   Terms of Purchase. Total consideration paid by the Company for the Laufen Property was $2,141,200. This cost includes the $2,020,000 sales price payable to the Seller, approximately $20,000 in legal, appraisal, and closing costs, and a approximately a $101,000 acquisition fee payable to the Advisor (the distribution of amounts between acquisition fees and costs are still approximate at this point). The sale was paid for from the proceeds resulting from the sale of the Company's shares in the current offering.

   The purchase price was arrived at through an arms-length negotiation with the Seller. The total cost of $44.61 per square foot is near the average of recent sales in the area for similar properties. Eight sales were surveyed and the price per square foot ranged from $45.00 to $51.00. Considering the state of the recovering economy in the area and the long term lease in place with a relatively stable and desirable tenant, the price paid for the Property is considered reasonable.

   General. The computation of depreciation for the Corona Property is based on the cost of the property, including Acquisition Fees and Expenses. The allocation of the cost of the Property to various asset categories is estimated, based on allocations in the appraisal report. Depreciation will be computed on a straight-line basis over the component useful life of the assets.

 The following supplements or amends the "MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" Section of the Prospectus, beginning on page 41.

   As of January 27, 1998, the Company has raised and received $14,462,708 in gross capital from prior offerings and $8,898,952 from the current offering. An additional $459,945 has been raised in the current offering for sales between January 1, 1998 and January 27, 1998; these funds are expected to be released from escrow in April, 1998.

RESULTS OF OPERATIONS - NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

   Operations for the nine months ended September 30, 1997 represented a full nine months of rental operations for all properties except Tycom which was owned for eight and one-half months.

   The net income for the nine months ended September 30, 1997 continued to be significantly larger than the prior nine months amount due to the raising of additional funds and investment of such funds in additional income producing properties. The Company did not have any adverse events that significantly impacted net income during the nine months ended September 30, 1997, and all properties that have been purchased by the Company have operated at levels equal to current expectations.

   Rental revenue increased $410,407 (23.2%) due to a full nine months ownership of the Java City property and eight and one-half months of the Tycom property (as compared to no ownership of these properties during the nine months ended September 30, 1996).

   Operating expenses increased $27,711 (33%) primarily due to a increase in property liability insurance, utilities and common area maintenance during the nine months ended September 30, 1997 as compared to the nine months ended September 30, 1996. Interest expense increased $163,220 (25.5%) as a reflection of the additional debt taken on in connection with additional property acquisition and refinancing activities. Despite the large debt amounts, the
Company is still below the maximum 50% debt maximum that is allowed by the Company's by-laws (debt was 46% of property cost (as defined in the by-laws) at September 30, 1997). General and administrative costs increased $106,202 (75%), much of this increase is due to $133,742 that the Advisor was paid during the nine months ended September 30, 1997 due to the revised provisions of the Advisor agreement. In contrast, the Advisor was paid $35,912 during the nine months ended September 30, 1996 for Advisory fees in accordance to the revised Advisor Agreement. Depreciation and amortization expense increased $163,219 (26%) as the result of the ownership of additional properties during 1997 as compared to 1996. Net income of $567,017 for the nine months ended September 30, 1997 was $10,210 (2%) higher than the nine months ended September 30, 1996.

    The average number of shares outstanding during 1997 was 1,764,404 vs. 1,430,333 in 1996. Partly because of the greater number of shares outstanding, the net income per share decreased from $.39 in 1996 to $.32 in 1997. If this figure is analyzed using flow of funds - that is net income plus depreciation expense, plus adding advisory fee expense with was incurred in 1997 and not 1996
- then the amount in 1997 was $.60 per share vs. $.62 per share in 1996.

    During the nine months ended September 30, 1997, the Company declared dividends totaling $1,071,820, compared to dividends of $825,059 declared for the nine months ended September 30, 1996. Cash basis income for the nine months ended September 30, 1997 was $925,901. This was derived by adding depreciation and amortization expense to net income. Thus, cash distributions during the nine months ended September 30, 1997 were $145,919 greater than cash basis net income. In comparison, distributions in the first nine months of 1996 were $19,985 less than cash basis income of $845,044. In either event, the Company is expected to qualify as a REIT in 1997, and liquidity of the Company continues to be strong.

    In summary then, the operating performance of the Company continued to improve as additional funds were raised, additional property was acquired, and all properties were operated profitably

The following supplements the "Liquidity and Capital Resources" section on Page 45.

   Fees paid to the Advisor and the Property Manager for the nine months ended September 30, 1997 are as follows:

Advisor--$770,691
Property Manager --$83,384

The following supplements or amends the "ERISA CONSIDERATIONS" and "DESCRIPTION OF COMMON STOCK" sections on pages 62 and 63 of the Prospectus.

   As of January 27, 1998, there are 2,340,351 Shares of the Company outstanding, held by approximately 1,100 Shareholders. In addition, $459,945 in gross proceeds has been raised from the sale of 45,995 shares in the current offering to seventeen investors between January 1, 1998 and January 27, 1998; these funds have been deposited into an escrow account, and shares are expected to be issued in April 1998.

The following amends the Index to Financial Statements on p. 78.

West Coast Realty Investors
   Unaudited Financial Statements
     Balance Sheet as of December 31, 1996 and September 30, 1997...........F-33
     Statements of Income for the three and nine months ended September 30, 1997 and 1996..........................................................F-34
     Statements of Stockholders' Equity for the nine months ended September 30,
          1997 and 1996.....................................................F-35
     Statement of Cash Flows for the nine months ended September 30, 1997 and
          1996..............................................................F-36
     Summary of Accounting Policies.........................................F-37
     Notes to Financial Statements..........................................F-39

West Coast Realty Investors, Inc.
     Pro Forma Statement of Income for the nine months ended September 30,
          1997.............................................................F-48
     Notes to Pro Forma Financial Statement for the nine months ended
          September 30, 1997...............................................F-49
     Pro Forma Statement of Income for the year ended December 31,
          1996.............................................................F-50
     Notes to Pro Forma Financial Statement for the year ended
          December 31, 1996................................................F-51
     Pro Forma Balance Sheet for the nine months ended September 30,
          1997.............................................................F-52
     Notes to Pro Forma Financial Statement for the nine months ended
          September 30, 1997...............................................F-53

                       WEST COAST REALTY INVESTORS, INC.

                                 BALANCE SHEETS
              SEPTEMBER 30, 1997 (UNAUDITED) AND DECEMBER 31, 1996

                                                 SEPTEMBER   December 31,
                                                  30, 1997           1996
ASSETS
Rental real estate, less accumulated
   depreciation (Note 2)                       $25,676,713    $21,118,203
Cash and cash equivalents                        2,882,215      2,017,194
Accounts receivable                                404,203        247,948
Loan origination fees, net of accumulated
     amortization of $49,872 and $40,248           122,335        102,622
Other assets                                        44,869         85,871

TOTAL ASSETS                                   $29,130,335    $23,571,838


LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
   Accounts payable                                $11,322        $13,922
   Due to related party (Note 5(e))                 80,557         46,285
   Dividends payable (Note 8)                      383,236        302,760
   Security deposits and prepaid rent              137,392        124,734
   Other liabilities                               137,484        100,453
   Notes payable (Note 6)                       12,228,139     10,078,793

TOTAL LIABILITIES                               12,978,130     10,666,947
COMMITMENTS
STOCKHOLDERS' EQUITY
Common stock, $.01 par-shares authorized,
5,000,000 shares issued, 1,968,144 and
1,550,607 outstanding in 1997 and 1996              19,681         15,506
 Additional paid-in capital                     17,609,705     13,861,763
 Retained earnings                             (1,477,181)      (972,378)

TOTAL STOCKHOLDERS' EQUITY                      16,152,205     12,904,891

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $29,130,335    $23,571,838

[FN]
                See accompanying notes to financial statements.

                       WEST COAST REALTY INVESTORS, INC.

                              STATEMENTS OF INCOME
            THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                  (UNAUDITED)
                                      THREE       THREE       NINE        NINE
                                     MONTHS      MONTHS      MONTHS      MONTHS
                                      ENDED       ENDED      ENDED       ENDED
                                    SEPTEMBER   SEPTEMBER  SEPTEMBER   SEPTEMBER
                                       30,         30,      30, 1997    30, 1996
                                       1997       1996
REVENUES:
  Rental                              $735,057   $618,081  $2,182,869  $1,772,462
  Interest                              37,605     19,974      70,558      70,564

                                      772,662     638,055   2,253,427   1,843,026


COSTS AND EXPENSES:
  Operating                             43,076     40,405     110,772      83,061
  Property taxes                        27,722     18,528      83,167      55,927
  Property management fees
    -related party (Note 5 (d))         27,581     27,015      83,384      78,213
  Interest                             282,835    220,188     802,547     639,327
  General and administrative            86,767     61,476     247,656     141,454
  Depreciation and amortization        119,954     98,764     358,884     288,237

                                       587,935    466,376   1,686,410   1,286,219

NET INCOME                            $184,727   $171,679    $567,017    $556,807

NET INCOME PER SHARE (NOTE 8)             $.10       $.12        $.32        $.39

[FN]
                See accompanying notes to financial statements.

                       WEST COAST REALTY INVESTORS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                      NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)
                                        COMMON    STOCK     ADDITIONAL PAID-IN
                                        SHARES    AMOUNT       CAPITAL       DEFICIT
BALANCE AT DECEMBER 31, 1996           1,550,607 $15,506    $13,861,763    $(972,378)

Issuance of stock, net                   417,537   4,175      3,659,200           ---

Equity contribution by Affiliates
through expense reimbursements               ---     ---         88,742           ---

Net income                                   ---     ---            ---       567,017

Dividends declared (Note 8)                  ---     ---            ---   (1,071,820)

BALANCE AT SEPTEMBER 30, 1997          1,968,144 $19,681    $17,609,705  $(1,477,181)

                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)
                                           COMMON     STOCK    ADDITIONAL PAID-IN
                                           SHARES     AMOUNT      CAPITAL      DEFICIT
BALANCE AT DECEMBER 31, 1995              1,322,404   $13,224 $11,771,030   $(549,417)

Issuance of stock, net                      178,342     1,783   1,584,406          ---

Equity contribution by Affiliates
through expense reimbursements                  ---       ---      20,912          ---

Net income                                      ---       ---         ---      556,807

Dividends declared (Note 8)                     ---       ---         ---    (825,059)

BALANCE AT SEPTEMBER 30, 1996             1,500,746   $15,007 $13,376,348   $(817,669)

[FN]
                See accompanying notes to financial statements.

                       WEST COAST REALTY INVESTORS, INC.
                            STATEMENTS OF CASH FLOWS
           NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)

                                                NINE MONTHS   Nine Months
                                                   ENDED         Ended
INCREASE (DECREASE) IN CASH AND CASH             SEPTEMBER     September
EQUIVALENTS                                      30, 1997      30, 1996
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                          $567,017      $556,807
Adjustments to reconcile net income to net
cash provided by operating activities:
    Depreciation and amortization                    349,260       288,237
    Interest expense on amortization of loan
            origination fees                           9,624           ---
Increase (decrease) from changes in:
     Accounts receivable                           (156,255)     (109,016)
     Other assets                                     41,002           119
     Accounts payable                                (2,600)      (78,462)
     Due to related party                             34,272           ---
     Security deposits and prepaid rent               12,658      (16,443)
     Other liabilities                                37,031           ---

NET CASH PROVIDED BY OPERATING ACTIVITIES            892,009       641,242

CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to rental real estate                (4,907,441)   (1,828,500)

NET CASH (USED IN) INVESTING ACTIVITIES          (4,907,441)   (1,828,500)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock, net        3,544,372     1,579,005
Equity contribution by Affiliates through
expense reimbursements                                88,742        20,912
Dividends declared and paid                        (931,344)     (773,302)
Proceeds from notes payable                        2,312,500       724,465
Payments on notes payable                          (163,154)     (133,910)
Increase in loan origination fees                     29,337           ---

NET CASH PROVIDED BY FINANCING ACTIVITIES          4,880,453     1,417,170


NET INCREASE IN CASH AND CASH EQUIVALENTS            865,021       229,912

CASH AND CASH EQUIVALENTS, BEGINNING OF            2,017,194     1,450,022
PERIOD

CASH AND CASH EQUIVALENTS,  END OF PERIOD         $2,882,215    $1,679,934

[FN]
                    See accompanying notes to financial statements.

                       WEST COAST REALTY INVESTORS, INC.

                         SUMMARY OF ACCOUNTING POLICIES
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)
                              AND DECEMBER 31, 1996

BASIS OF PRESENTATION
The accompanying balance sheet as of September 30, 1997, the income statements and statements of cash flow for the nine months periods ended September 30, 1997, and 1996 are unaudited, but in the opinion of management include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of operations for the nine month period ended September 30, 1997, are not necessarily indicative of results to be expected for the year ended December 31, 1997.


BUSINESS
West Coast Realty Investors, Inc. (the "Company"), is a corporation formed on October 26, 1989 under the laws of the State of Delaware. The Company exists as a Real Estate Investment Trust ("REIT") under Sections 856 to 860 of the Internal Revenue Code. The Company has complied with all requirements imposed on REIT's for 1996 and 1995 tax years; however, qualification as a REIT for future years is dependent upon future operations of the Company. The Company was organized to acquire interests in income-producing residential, industrial, retail or commercial properties located primarily in California and the west coast of the United States. The Company intends to acquire property for cash on a moderately leveraged basis with aggregate mortgage indebtedness not to exceed fifty percent of the purchase price of all properties on a combined basis, or eighty percent individually and intends to own and operate such properties for investment over an anticipated holding period of five to ten years.


RENTAL  PROPERTIES AND DEPRECIATION
Assets are stated at  lower of cost  or net realizable  value.  Depreciation  is computed using the  straight-line method over  their estimated  useful lives  of
31.5 to 39 years for financial and income tax reporting purposes.
In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount to determine if a write-down to market value is required.

LOAN ORIGINATION FEES
Loan origination fees are capitalized and amortized over the life of the loan.

                       WEST COAST REALTY INVESTORS, INC.

                         SUMMARY OF ACCOUNTING POLICIES
                                  (Continued)

RENTAL INCOME
Rental income is recognized on a straight-line basis to the extent that rental income is deemed collectable. Where there is uncertainty of collecting higher scheduled rental amounts, due to the tendency of tenants to renegotiate their leases for lower amounts, rental income is recognized as the amounts are collected.

CASH AND CASH EQUIVALENTS
The Company considers cash in the bank, liquid money market funds, and all highly liquid certificates of deposits, with original maturities of three months or less, to be cash and cash equivalents.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS
For comparative purposes, certain prior year amounts have been reclassified to conform to the current year presentation.

NEW ACCOUNTING PRONOUCEMENTS
Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No.
125) issued by the Financial Accounting Standards Board (FASB) is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The new standard provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Company does not expect adoption to have a material effect on its financial position or results of operations.

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)
                              AND DECEMBER 31, 1996


NOTE 1 - GENERAL

On October 30, 1989, West Coast Realty Advisors, Inc. (the "Advisor"), purchased 1,000 shares of the Company's common stock for $10,000. On August 30, 1990, the Company reached its minimum initial offering funding level of $1,000,000. As of September 30, 1997 the Company has raised $19,650,602 in capital.

Sales commissions and wholesaling fees, representing 8% of the gross proceeds from the sale of common shares, were paid to Associated Securities Corp. ("ASC"), a member of the National Association of Securities Dealers, Inc. ("NASD") and an affiliate of the Advisor.

Dividends are declared and accrued based approximately upon the previous quarter's income from operations before depreciation and amortization.

NOTE 2 - RENTAL PROPERTIES

The Company owns the following income-producing properties

                                                              ORIGINAL
   LOCATION (PROPERTY NAME)        DATE PURCHASED           ACQUISITION
                                                                COST
Huntington Beach, California
(Blockbuster)                     February 26, 1991          $ 1,676,210
Fresno, California                  May 14, 1993               1,414,893
Huntington Beach, California
(OPTO-22)                        September 15, 1993            2,500,001
Brea, California                    March 4, 1994              2,248,343
Riverside, California             November 29, 1994           3,655,500
Tustin, California
(Safeguard)                         May 22, 1995              4,862,094
Fremont, California
(Technology Drive)                October 31, 1995             3,747,611
Sacramento, California
(Java City)                        August 2, 1996              1,828,500
Irvine, California  (Tycom)       January 17, 1997             4,907,441

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)
                       AND DECEMBER 31, 1996 (Continued)

NOTE 2 - RENTAL PROPERTIES (CONTINUED)

The major categories of property are:


                                SEPTEMBER 30, 1997   DECEMBER 31, 1996

Land                                   $  8,971,126         $  7,401,126
Buildings and improvements               17,869,466           14,532,025

                                         26,840,592           21,933,151
Less accumulated depreciation             1,163,879              814,948

Net rental properties                 $  25,676,713        $  21,118,203


A significant portion of the Company's rental revenue was earned from tenants whose individual rents represented more than 10% of total rental revenue.
Specifically:

     Five tenants accounted for 28%, 22%, 20%, 19% and 10% in 1997; Five tenants accounted for 23%, 19%, 18%, 12% and 10% in 1996; Four tenants accounted for 24%, 20%, 15% and 10% in 1995;


NOTE 3 - OTHER ASSETS

     Other assets consists of the following:

                                    SEPTEMBER 30, 1997    DECEMBER 31, 1996

Deposits and prepaid expenses            $44,869                 $85,871
Organization costs                        14,330                  14,330

                                          59,199                 100,201
Less accumulated amortization             14,330                  14,330

Net other assets                         $44,869                 $85,871

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)
                        AND DECEMBER 31, 1996 (Continued)

NOTE 4 - FUTURE MINIMUM RENTAL INCOME
As of September 30, 1997 and December 31, 1996, future minimum rental income under the existing leases that have remaining noncancelable terms in excess of one year are as follows:

                                    SEPTEMBER 30, 1997    DECEMBER 31,1996

     1997 .............................   $  763,725             $2,123,959
     1998 .............................    1,839,402              2,037,591
     1999 .............................    1,845,801              1,976,664
     2000 .............................    1,863,450              1,864,724
     2001 .............................    1,751,311              1,771,212
     Thereafter .......................   15,193,805             15,255,711

     Total                               $23,257,494            $25,029,861


Future minimum rental income does not include lease renewals or new leases that may result after a noncancelable-lease expires.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Advisor has an agreement with the Company to provide advice on investments and to administer the day-to-day operations of the Company. Property management services for the Company's properties are provided by West Coast Realty Management, Inc. ("WCRM"), an affiliate of the Advisor.

                       WEST COAST REALTY INVESTORS, INC.
                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997, AND 1996 (UNAUDITED)
                        AND DECEMBER 31, 1996 (Continued)

During the periods presented, the Company had the following related party transactions:

     (a) In accordance with the advisory agreement, compensation earned by, or services reimbursed or reimbursable to the advisor, consisted of the following:

                                NINE MONTHS ENDED      FOR THE YEAR
                                SEPTEMBER 30, 1997         ENDED
                                                     DECEMBER 31, 1996

           Syndication fees                $482,307            $82,864
           Acquisition fees                 270,384             78,177
           Overhead expenses                 18,000             12,000

                                           $770,691           $173,041


     (b) At September 30, 1997 and December 31, 1996, the Advisor owned 22,505 shares of the issued and outstanding shares of the Company.

     (c) Sales commissions paid in accordance with the selling agreement to ASC totaled $310,421 for the nine months ended September 30, 1997 and $119,083 for the nine months ended September 30, 1996.

     (d) Property management fees earned by WCRM totaled $27,581 and $27,015 for the three months ended September 30, 1997 and 1996, respectively. For the nine months ended September 30, 1997 and 1996, WCRM earned $83,384 and $78,213, respectively in property management fees.

     (e)  The Corporation had related party accounts payable as follows:

                                       SEPTEMBER 30, 1997    DECEMBER 31, 1996

      Associated Securities Corp.                $  4,156            $     396
      West Coast Realty Management                 19,249               24,839
      West Coast Realty Advisors                   57,152               21,050

                                                  $80,557              $46,285



     (f) A financing fee of $23,125 was paid in August 1997 in connection with the refinancing of the note payable on the Tycom property (Note 6).

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997, AND 1996 (UNAUDITED)
                        AND DECEMBER 31, 1996 (Continued)


NOTE 6 - NOTES PAYABLE

Notes payable are made up of the following:
                                                  SEPTEMBER 30,   DECEMBER 31,
                                                        1997           1996

8.25% promissory note secured by a Deed of Trust
on the Fresno Property, monthly principal and interest
payments are $5,244 due August 1, 2003 .............   $ 619,366     $ 628,471

Variable rate promissory note secured by a Deed
of Trust on the OPTO-22 property, interest rate
adjustments are monthly and are based on the 11th
District cost of funds rate plus 3% (7.835% at
September 30, 1997), and may never go below 6.5%
or above 11.0%, monthly principal and interest
payments are $12,723, due October 1, 2003 ...........  1,693,720     1,708,362

8.25% promissory note secured by a Deed of Trust on
the Blockbuster property, interest rate adjusts
to the 5-year Treasury rate plus 350 basis points
on February 1, 1999, monthly principal and interest
payments are $4,934, due February 1, 2004 ...........    559,684       569,132

9.25% promissory note secured by a Deed of Trust
on the Riverside property, monthly principal and
interest payments are $9,988, due November 8, 2004 ..  1,169,786     1,177,055

Variable rate promissory note secured by a Deed of Trust
on the Brea property, interest rate is 9.5% until March 1,
2000 (and each succeeding March 1st) when interest rate
adjusts to the Moody's corporate bond index daily rate
plus 0.125%, monthly principal and interest payments
vary depending upon interest rates and are currently
$8,737, due March 1, 2020 ..........................     972,345       981,338

                       WEST COAST REALTY INVESTORS, INC.
                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997, AND 1996 (UNAUDITED)
                       AND DECEMBER 31, 1996 (Continued)

NOTE 6 - NOTES PAYABLE (CONT.)


                                                  SEPTEMBER 30,   DECEMBER 31,
                                                       1997            1996

9.625% promissory note secured by a Deed of Trust
on the Safeguard property, monthly principal and
interest payments are $24,191, due February 1,
2005 ..............................................   $2,091,431    $2,155,575

8.24% promissory note secured by a Deed of Trust
on the Fremont property, interest rate equaled the 20-year
Treasury rate plus 1.65% at loan closing, monthly principal
and interest payments are currently $18,898, due
August 1, 2015 ....................................    2,103,427     2,140,311

10% promissory note secured by a Deed of Trust on the
Java City property, monthly principal and interest payments
are $3,413, due November 1, 2001...................      330,971       336,272

8% promissory note secured by a Deed of Trust on the
Java City property, monthly principal and interest payments
are $3,126, due June 1, 2018.......................      377,482       382,277

Variable rate promissory note secured by a Deed of Trust
on the Tycom Property, interest rate is 1.90% over the
3 month LIBOR with right to convert after first year;  The
conversion margin would be 1.90% over selected Treasury
Rate for the 10 year loan term, monthly principal and interest payments vary depending upon interest rates and are
currently $17,469 due July 31, 2007..................  2,309,927          ---

                                                     $12,228,139  $10,078,793


The above carrying amounts, with the exception of the note on the Fresno property, are reasonable estimates of fair values of notes payable based on current lending rates in the industry for mortgage loans with similar terms and maturities. The fair value of the Fresno note is approximately $580,000 calculated by discounting the expected future cash outflows on the note to the present based on a current lending rate of 10%, which is the approximate industry lending rate on properties of this type in this location.

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997, AND 1996 (UNAUDITED)
                       AND DECEMBER 31, 1996 (Continued)

The aggregate annual future maturities at September 30, 1997 and December 31, 1996 are as follows:

YEAR ENDING                      SEPTEMBER 30, 1997         DECEMBER 31, 1997
1997                                       $60,032                   $210,322
1998                                       239,183                    228,391
1999                                       259,579                    248,287
2000                                       281,228                    269,435
2001                                       594,384                    582,090
Thereafter                              10,793,733                  8,540,268

Total                                   $12,228,139                $10,078,793


NOTE 7 - DIVIDEND REINVESTMENT PLAN

The Company has established a Dividend Reinvestment Plan (the "Plan") whereby cash dividends will, upon election of the shareholders, be used to purchase additional shares of the Company. The shareholders' participation in the Plan may be terminated at any time.

NOTE 8 - NET INCOME AND DIVIDENDS PER SHARE

Net Income Per Share for the nine months ended September 30, 1997 and 1996 was computed using the weighted average number of outstanding shares of 1,764,404 and 1,430,333, respectively.

Dividends declared during the first nine months 1997 and 1996 were as follows:

                      OUTSTANDING           AMOUNT             TOTAL
RECORD DATE              SHARES            PER UNIT           DIVIDEND

January 1, 1997        1,550,607           $ 0.0666          $103,270
February 1, 1997       1,671,442             0.0666           111,318
March 1, 1997          1,671,442             0.0666           111,318
April 1, 1997          1,810,916             0.0666           120,607
May 1, 1997            1,815,579             0.0666           120,917
June 1, 1997           1,815,579             0.0666           120,917
July 1, 1997           1,815,579             0.0666           120,917
August 1, 1997         1,974,144             0.0666           131,478
September 1, 1997      1,968,144             0.0666           131,078

TOTAL                                                      $1,071,820

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
     THREE  AND NINE MONTHS ENDED SEPTEMBER 30, 1997, AND 1996 (UNAUDITED)
                        AND DECEMBER 31, 1996 (Continued)

NOTE 8 - NET INCOME AND DIVIDENDS PER SHARE (CONT.)

                      OUTSTANDING           AMOUNT             TOTAL
RECORD DATE              SHARES            PER UNIT           DIVIDEND

January 1, 1996        1,325,404            0.0600            $79,524
February 1, 1996       1,371,794            0.0600             82,308
March  1, 1996         1,401,664            0.0600             84,100
April 1, 1996          1,413,736            0.0666             94,155
May 1, 1996            1,445,236            0.0666             96,253
June 1, 1996           1,448,836            0.0666             96,492
July 1, 1996           1,448,836            0.0666             96,492
August 1, 1996         1,448,836            0.0666             96,492
September 1, 1996      1,498,246            0.0666             99,783

TOTAL                                                        $825,599


NOTE 9 - NEW ACCOUNTING PRONOUNCEMENTS
Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No.
125) issued by the Financial Accounting Standards Board (FASB) is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The new standard provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Company does not expect adoption to have a material effect on its financial position or results of operations.

NOTE 10 - SUBSEQUENT EVENTS

(a) In October 1997, the Company paid dividends totaling $383,474 ($0.0666 per share per period), payable to shareholders of record on July 1, August 1, and September 1, 1997, respectively (Note 8).

(b) On October 3, and October 10, 1997, a total of $1,775,984 in proceeds from the sale of shares in the Company's current offering was released from an escrow account, and 178,105 shares were issued to investors.

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
     THREE  AND NINE MONTHS ENDED SEPTEMBER 30, 1997, AND 1996 (UNAUDITED)
                        AND DECEMBER 31, 1996 (Continued)

NOTE 10 - SUBSEQUENT EVENTS (CONT.)
(c) On October 31, 1997, the Company ("Seller") sold the North Palm Street Property to a unrelated buyer. The offer to purchase the property was unsolicited and was partially contingent on the Seller utilizing the Internal Revenue Service Code Section S1031 to facilitate a tax free exchange. The total sales price is $2,515,860 in cash. The Seller paid off the existing lender of the first deed of trust which as of September 30, 1997 totaled $975,309. Additionally, the Buyer agreed to contribute an additional $15,000 to prepay the mortgage loan.

(d) On November 26, 1997, the Company acquired an investment known as the Roseville Property. The funds to acquire the Roseville resulted from the Section S1031 tax free exchange of the Brea property (as described above), plus additional proceeds resulting from the sale of the Company's Shares in the current offering. No debt financing will be used in connection with the Roseville acquisition. The property's tenant is using the property as a sit-down, casual restaurant. Roseville is a city located in the Sacramento region of Northern California.

                       WEST COAST REALTY INVESTORS, INC.
                         PRO FORMA STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997

INTRODUCTION

     The following unaudited pro forma financial statement is presented to illustrate the acquisition of the Roseville, Tycom, Corona and Laufen Tile
Properties and the disposition of the Brea Property, as described in this offering, on the results of operations of the Company.

     The unaudited pro forma statement of income has been prepared as if all the aforementioned properties had been occupied by their respective tenants, and the Brea property was sold, on January 1, 1997. The unaudited pro forma financial statements are not necessarily indicative of the Company's future operations and should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus.


                   HISTORICAL     BREA            ROSEVILLE         TYCOM             CORONA           LAUFEN       PRO FORMA
                   SEPTEMBER    PROPERTY          PROPERTY         PROPERTY          PROPERTY           TILE        CONDENSED
                    30, 1997                                                                          PROPERTY      SEPTEMBER
                                                                                                                    30, 1997
REVENUE:
  Rental           $2,182,869   $(195,033)  (a)    $129,000  (a)    $25,754  (a)    $134,388  (a)   $155,178  (a)   $2,432,156
  Gain on sale of         ---      325,791  (f)                                                                        325,791
        property
  Interest             70,558       75,000  (b)    (62,000)  (b)    (7,400)  (b)    (10,500)  (b)   (11,200)  (b)       54,458

                    2,253,427      205,758           67,000          18,354          123,888         143,978         2,812,405

EXPENSES:
Operating             277,323     (59,093)  (c)       9,000  (c)        773  (c)       5,375  (c)      6,207  (c)      239,585
Interest              802,547     (69,569)  (d)                      12,240  (d)                                       745,218
Depreciation and
amortization          358,884     (27,695)  (e)      25,460  (e)                      23,545  (e)     24,652  (e)      404,846
General and
administrative        247,656          ---              ---             ---              ---             ---           247,656

                    1,686,410    (156,357)           34,460          13,013           28,920          30,859         1,637,305

Net income           $567,017     $362,115          $32,540          $5,341          $94,968        $113,119        $1,175,100


Net income per share     $.32                                                                                             $.43


Weighted Average Shares Used                                           Weighted Average Shares Used for Pro
for Historical Calculation     1,764,404                               Forma Calculation          2,728,934


                       WEST COAST REALTY INVESTORS, INC.
                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)

1.   BASIS OF PRESENTATION
 The pro forma statements of income reflect operations for the Company assuming that the Roseville, Tycom, Corona and Laufen Tile Properties were acquired, and the Brea Property was sold, on January 1, 1997. This statement contains certain adjustments which are expected to be incurred in those properties' first year of operations, with a full nine month's worth of operations reflected in the Statement of Income for the nine months ended September 30, 1997.

There can be no assurance that the foregoing results will be obtained.

2.   PRO FORMA ADJUSTMENTS

The adjustments to the pro forma statement of income are as follows:

(a) To reflect additional rental income for the Roseville, Tycom, Corona and Laufen Tile Properties from January 1, 1997 to September 30, 1997, and the reduction of rental income due to the assumed sale of the Brea Property on January 1, 1997.

(b) To eliminate interest income to reflect funds used for the acquisition of Roseville, Tycom, Corona and Laufen Tile Properties and the addition to interest income to reflect funds provided by the sale of the Brea Property.

(c) To reflect additional property management fees for nine months based on the first year of the lease on the Roseville, Tycom, Corona and Laufen Tile Properties and the reflection of operating costs savings from the sale of the Brea Property.

(d) To reflect interest expense savings for the nine months on the Brea property and to reflect added interest expense for nine months for the Tycom Property based on the first year of payments under the projected amortization schedule for the Tycom Property loan, which was funded in June 1997.

(e) To reflect depreciation expense on the Roseville, Corona and Laufen Tile and Brea Properties from January 1, to September 30, 1997.

(f)  To reflect the gain on the sale of the Brea Property.

3.   PER SHARE AMOUNTS

The pro forma income statement assumes that the Roseville Property, Tycom Property, Corona Property, Laufen Tile Property and the Java City Property were owned and the Brea Property was sold as of January 1, 1997. The Company used approximately $9.4 million in cash to acquire these properties, offset by approximately $2.5 million provided by the sale to the Brea property. However, as of January 1, 1997, the Company had approximately $2.8 million available for the acquisition of additional properties. The properties were acquired primarily using funds raised subsequent to January 1, 1997. Therefore, the weighted average shares outstanding as of September 30, 1997, was calculated assuming that an additional $9.7 million in shares (970,000 shares) were outstanding as of January 1, 1997, and that no additional shares were issued throughout the year. This is assumed to be the minimum number of shares that would be sold given the offering expenses and reserves that are allocated against shares sold.

                       WEST COAST REALTY INVESTORS, INC.
                         PRO FORMA STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996

INTRODUCTION

     The following unaudited pro forma financial statement is presented to illustrate the acquisition of the Roseville, Tycom, Corona, Laufen Tile and Java
City Properties and the disposition of the Brea Property as described in this offering, on the results of operations of the Company.

     The unaudited pro forma statement of income has been prepared as if all the aforementioned properties had been occupied by their respective tenants on January 1, 1996 or in the case of the Brea Property, disposed of on that date.
The unaudited pro forma financial statements are not necessarily indicative of the Company's future operations and should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus.


         HISTORICAL     BREA       ROSEVILLE      TYCOM       CORONA        LAUFEN
          DECEMBER    PROPERTY      PROPERTY     PROPERTY    PROPERTY        TILE
          31, 1996                                                        PROPERTY

REVENUE:
  Rental  $2,377,530 $(285,019) (a) $172,000 (a) $459,348 (a) $179,184 (a) $206,904 (a)
  Gain on sale of
       property  ---   390,400  (f)
  Interest    97,097    89,950  (b) (30,200) (b) (40,600) (b) (35,550) (b) (30,900) (b)

           2,474,627   195,331      141,800      418,748      143,634      176,004

EXPENSES:
Operating    302,858  (80,696) (c)   10,500  (c)  14,040  (c)   7,167 (c)    8,276 (c)
Interest     880,978  (93,717) (d)               184,042  (d)
Depreciation
and amortiz. 360,901  (36,924) (e)   33,950  (e)  88,540  (e)  83,520 (e)   86,525 (e)
General and
administrtn. 224,254      ---          ---          ---          ---           ---

           1,768,991 (211,337)       44,450      286,622       90,687       94,801

Net income  $705,636  $406,668      $97,350     $132,126      $52,947      $81,203

Net income per share $.49

Weighted Average Shares Used
for Historical Calculation     1,447,366

                  WEST COAST REALTY INVESTORS, INC.
                   PRO FORMA STATEMENT OF INCOME
               FOR THE YEAR ENDED DECEMBER 31, 1996
                           (CONTINUED)

                                JAVA CITY         PROFORMA CONDENSED
                                PROPERTY          DECEMBER 31, 1996
REVENUE:
  Rental                           $135,340  (a)      $3,245,287
  Gain on sale of Property                               390,400
  Interest                         (30,475)  (b)          19,322

                                    104,865            3,655,009

EXPENSES:
  Operating                          17,980  (c)         280,125
  Interest                           37,900  (d)       1,009,203
  Depreciation & Amortization        15,160  (e)         631,672
  General and Administrative            ---              224,254

                                     71,040            2,145,254

Net Income                          $33,825           $1,509,755

Net Income per Share                                        $.56

Weighted Average Shares Used For Pro
Forma Calculation (Note 3)                            2,707,650

                                      F-50

                       WEST COAST REALTY INVESTORS, INC.
                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                FOR THE YEAR ENDED DECEMBER 31, 1996 (UNAUDITED)

1.   BASIS OF PRESENTATION

The pro forma statements of income reflect operations for the Company assuming that the Roseville, Tycom, Corona, Laufen Tile and Java City Properties were acquired and the Brea Property was sold on January 1, 1996. This statement contains certain adjustments which are expected to be incurred in those properties' first year of operations, with a full year of operations reflected in the Statement of Income for the year ended December 31, 1996. There can be no assurance that the foregoing results will be obtained.

2.   PRO FORMA ADJUSTMENTS

The adjustments to the pro forma statement of income are as follows:

(a) To reflect additional rental income for the Roseville, Tycom, Corona, Laufen Tile and Java City Properties, and a reduction of rental income for the Brea Property.

(b) To eliminate interest income to reflect funds used for the acquisition of Roseville, Tycom, Corona, Laufen Tile and Java City Properties and the addition to interest income to reflect funds provided by the sale of the Brea Property.

(c) To reflect additional property management fees for year ended December 31, 1996 on the lease of the Roseville, Tycom, Corona, Laufen Tile and Java City Properties and the reflection of operating costs savings from the sale of the Brea Property.

(d) To reflect interest expense savings for the year ended December 31, 1996 on the Brea property and to reflect added interest expense for year for the Roseville, Tycom and Java City Properties based on the first year of payments under the projected amortization schedules.

(e) To reflect depreciation expense on the Roseville, Tycom, Corona, Laufen Tile, Java City and Brea Properties for the year ended December 31, 1996.

(f)  To reflect the gain on the sale of the Brea Property.

3.   PER SHARE AMOUNTS

The pro forma income statement assumes that the Roseville Property, Tycom Property, Corona Property, Laufen Tile Property and the Java City Property were owned and the Brea Property was sold as of January 1, 1996. The Company used approximately $9.4 million in cash to acquire these properties, offset by approximately $2.5 million provided by the sale to the Brea property. However, as of January 1, 1996, the Company had approximately $2.0 million available for the acquisition of additional properties. The properties were acquired primarily using funds raised subsequent to January 1, 1996. Therefore, the weighted average shares outstanding as of December 31, 1996, was calculated assuming that an additional $9.7 million in shares (970,000 shares) were outstanding as of January 1, 1996, and that no additional shares were issued throughout the year. This is assumed to be the minimum number of shares that would be sold given the offering expenses and reserves that are allocated against shares sold.

                       WEST COAST REALTY INVESTORS, INC.
                            PRO FORMA BALANCE SHEET
                               SEPTEMBER 30, 1997
                                                   HISTORICAL   PRO FORMA           PRO FORMA
                                                    SEPTEMBER  ADJUSTMENTS          CONDENSED
                                                    30, 1997                        SEPTEMBER
                                                                                    30, 1997
ASSETS:
   Rental Real Estate                              $25,676,713   2,067,000    (1)  $31,592,182
                                                               (2,116,031)    (2)
                                                                 1,960,000    (3)
                                                                 1,802,500    (4)
                                                                 2,202,000    (5)

   Cash & Cash Equivalents                           2,882,215   1,472,003    (2)      627,718
                                                               (2,067,000)    (1)
                                                               (1,972,000)    (3)
                                                               (1,717,500)    (4)
                                                               (2,010,000)    (5)
                                                                 4,040,000    (6)

   Accounts Receivable                                 404,203                         404,203
   Loan Origination fees, net of accumulated
   amortization of $49,872 and $40,248                 122,335    (29,467)    (2)       92,868
   Other Assets                                         44,869                          44,869

TOTAL ASSETS                                       $29,130,335                     $32,761,840

LIABILITIES AND STOCKHOLDERS EQUITY
   Accounts Payable                                    $11,322                         $11,322
   Due to Related Party                                 80,557                          80,557
   Dividends Payable                                   383,236                         383,236
   Security Deposits and Prepaid Rents                 137,392    (12,245)    (2)      231,480
                                                                    14,333    (3)
                                                                    92,000    (4)

   Other Liabilities                                   137,484                         137,484
   Notes Payable                                    12,228,139   (972,345)    (2)   11,255,794

TOTAL LIABILITIES                                   12,978,130                      12,099,873

COMMITMENTS AND CONTENGENCIES

   Common Stock and Additional Paid-in Capital      17,629,386   4,198,667    (6)   21,828,053
   Distributions in Excess of Earnings             (1,477,181)     311,095    (2)  (1,166,086)

TOTAL STOCKHOLDERS EQUITY                           16,152,205                      20,661,967

TOTAL LIABILITIES & STOCKHOLDERS EQUITY            $29,130,335                     $32,761,840



                       WEST COAST REALTY INVESTORS, INC.
                        NOTES TO PRO FORMA BALANCE SHEET
                               SEPTEMBER 30, 1997

  The pro forma Balance Sheet assumes that the Tycom, Roseville, Corona and Laufen Tile Properties were acquired and the Brea Property was sold on September 30, 1997. This statement reflects certain changes to the balance sheet that would be reflected if the properties were acquired and sold on that date.

NOTE 1 - ACQUISITION OF TYCOM PROPERTY

  These adjustments reflect the effect of acquiring the Roseville Property, including an increase in rental real estate and a net decrease in cash and cash equivalents. A significant amount of the proceeds for the purchase of the Roseville Property will be provided by the sale of the Brea Property (see Note
2).

NOTE 2 - SALE OF THE BREA PROPERTY

  These adjustments reflect the effect of the sale of the Brea Property, including a decrease in rental real estate, security deposits and notes payable, a net increase in cash and cash equivalents, and a gain on the sale of the property.

NOTE 3 - ACQUISITION OF ROSEVILLE PROPERTY

  These adjustments reflect the effect of acquiring the Roseville Property, including an increase in rental real estate and security deposit and a net decrease in cash and cash equivalents. A significant amount of the proceeds for the purchase of the Corona Property were provided by the sale of the Company's shares. (see Note 6).

NOTE 4 - ACQUISITION OF CORONA PROPERTY

  These adjustments reflect the effect of acquiring the Corona Property, including an increase in rental real estate and prepaid rent and a net decrease in cash and cash equivalents. A significant amount of the proceeds for the purchase of the Corona Property were provided by the sale of the Company's shares. (see Note 6).

NOTE 5 - ACQUISITION OF LAUFEN TILE PROPERTY

  These adjustments reflect the effect of acquiring the Laufen Tile Property, including an increase in rental real estate and a net decrease in cash and cash equivalents. A significant amount of the proceeds for the purchase of the Laufen Tile Property were provided by the sale of the Company's shares. (see
Note 6).

NOTE 6 - PRO FORMA INCREASE IN SHARES ISSUED

The pro forma balance sheet assumes that the Roseville Property, Tycom Property, Corona Property, Laufen Tile Property and the Java City Property were owned and the Brea Property was sold as of September 30, 1997. The Company used approximately $9.4 million in cash to acquire these properties, offset by approximately $2.5 million provided by the sale to the Brea property. However, as of September 30, 1997, the Company had approximately $2.9 million available for the acquisition of additional properties. The properties were acquired primarily using funds raised subsequent to September 30, 1997. Therefore, the weighted average shares outstanding as of September 30, 1997, was calculated assuming that an additional $9.7 million in shares (970,000 shares) were outstanding as of September 30, 1997, and that no additional shares were issued throughout the year. This is assumed to be the minimum number of shares that would be sold given the offering expenses and reserves that are allocated against shares sold.
                                      F-53